November 16, 2011

Mr. Joel Parker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Old Republic International Corporation
Form 10-K, fiscal year ended December 31, 2010
Filed February 28, 2011
File No. 001-10607

Dear Mr. Parker,

We have reviewed the comments on our above referenced filing in your letter dated October 20, 2011.  Old Republic’s response to the Commission’s comments follows.  For ease of review we have repeated the Commission’s comments in bold-faced type followed by our responses.  Underlined and struck-through text reflects revisions to our response dated September 20, 2011 to the Commission’s August 23, 2011 comment letter. The references to “Old Republic”, “the Company”, “Republic Mortgage Insurance Company”, and “RMIC” herein, refer to Old Republic International Corporation and its subsidiaries as the context requires.  We intend to make any proposed revisions to disclosures as noted herein on a prospective basis beginning with the Company’s 2011 Form 10-K.  All dollar amounts referenced in the Company’s response are presented in millions, except per share data.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

(h) – Losses, Claims and Settlement Expenses, page 70

Comment:

1.
Refer to your responses to our comments three, four and five.  Refer to the table on page 70.  We acknowledge the Table you provided in your response letter that shows “the estimated effects of coverage rescissions and claim denials on loss reserves and paid and incurred losses.”  Please provide us proposed disclosure to be included in future filings that addresses the following:

•
The table in your response letter contains a line item titled “Estimated rescission reduction (increase) in losses incurred” of $178.3 million and $1,601.4 million for years 2010 and 2009 respectively.  Quantify and disclose the amount of this item that is included in “Benefits, claims and settlement expenses” on your Consolidated Statements of Income for each year presented.  Further disclose what individual line items these amounts impact on the table on page 70 of your Form 10-K and the amount included in each line item identified for all periods presented.

•
The table in your response letter contains a line item titled “Estimated rescission reduction in paid claims” of $748.8 million and $719.5 million for years 2010 and 2009 respectively.  Quantify and disclose the amount of this item that is included in “Benefits, claims and settlement expenses” on your Consolidated Statements of Income for each year presented.

•
To the extent that significant amounts are included in the line item “change in provision for insured events of prior years” on the table on page 70, disclose the reasons why your rescission estimates were significantly overstated/understated and discuss your assessment of the trend for years 2011 and beyond.

•
Address how you considered your ongoing litigation and arbitration proceedings with, for example, Bank of America, Countrywide and Chase Bank in estimating your rescission reduction reserve at December 31, 2010 and for future period estimates.

Response:

To respond to the Commission’s comments, we propose to replace footnote 1(h), Losses, Claims and Settlement Expenses – Mortgage Guaranty on page 69 of the 2010 Form 10-K with the following disclosure:

“Mortgage guaranty insurance reserves for unpaid claims and claim adjustment expenses are recognized only upon an instance of default, defined as an insured mortgage loan for which two or more consecutive monthly payments have been missed. Loss reserves are based on statistical calculations that take into account the number of reported insured mortgage loan defaults as of each balance sheet date, as well as experience-based estimates of loan defaults that have occurred but have not as yet been reported ("IBNR"). Further, the loss reserve estimating process takes into account a large number of variables including trends in claim severity, potential salvage recoveries, expected cure rates for reported loan delinquencies at various stages of default, the level of coverage rescissions and claims denials due to material misrepresentation in key underwriting information or non-compliance with prescribed underwriting guidelines, and management judgments relative to future employment levels, housing market activity, and mortgage loan interest costs, demand, and extensions.

Historically coverage rescissions and claims denials resulting from material misrepresentation in key underwriting information or non-compliance with terms of the master policy have not been material. Since 2008, however, in response to the significant increase in fraud and misrepresentation, the Company has incorporated into its reserving methodology certain assumptions regarding the expected levels of coverage rescissions and claim denials. Such estimates, which are evaluated as of each balance sheet date, are based on management’s judgments relative to the level of expected coverage rescissions and claim denials on loans that are in default as of each balance sheet date taking into account observed trends in rescission and claim denial rates. On-going litigation and arbitration proceedings with respect to previously rescinded or denied claims are not considered in the establishment of reserves for estimated losses, claims and settlement expenses.

The table below shows the estimated impact coverage rescissions and claim denials have had on reported benefits, claims and settlement expenses, ~~loss reserves and~~ paid claims and reserves for losses, claims and settlement expenses: ~~incurred losses~~.

	2011		2010	2009
Estimated rescission reduction in beginning reserve		$710.5	$1,712.4	$830.5

Estimated rescission reduction (increase) in
total ~~losses~~ incurred claims and settlement expenses			178.3	1,601.4
Estimated rescission reduction in paid claims			(748.8)	(719.5)
Estimated reduction related to pool insurance terminations			(431.4)	-
Estimated rescission reduction in ending reserve	$		$710.5	$1,712.4

~~The estimated reduction in carried loss reserves is based on management’s judgments relative to the level of expected coverage rescissions and claim denials on loans that are in default as of each balance sheet date.~~  The reduced benefit to incurred losses and decline in ending reserves from 2009 through 2010 attributable to rescission and claim denials is due to lower estimates of defaulted loans for which coverage is to be rescinded or denied, a trend that is expected to continue in the near term until such time that rescission and claim denial rates return to historical norms. Variances between the ultimate actual rescission and claim denial rate are inherently reflected in the periods during which they occur and may result in incurred losses that are greater than or less than originally estimated.

Claims not paid by virtue of rescission or denial represent the Company’s estimated contractual risk, before consideration of the impacts of any reinsurance and deductibles or aggregate loss limits, on cases that are settled by the issuance of a rescission or denial notification. In 2010 the release of the estimated rescissions and claim denials of $431.4 relates to certain pool insurance contracts which were terminated during the year.”

We also propose to modify the table and corresponding footnote (a) on page 70 in the 2010 Form 10-K.  Additionally, we intend to insert a new footnote (b); the existing footnotes (b) and (c) will be relabeled (d) and (e).  The proposed modified disclosures are as follows:

“The following table shows an analysis of changes in aggregate reserves for the Company's losses, claims and settlement expenses for each of the years shown:

Years Ended December 31:	2011	2010	2009
Gross reserves at beginning of year	$	$7,915.0	$7,241.3
Less: reinsurance losses recoverable		2,316.5	2,227.0
Net reserves at beginning of year:
General Insurance		3,334.2	3,326.9
Mortgage Guaranty (a)		1,965.4	1,382.6
Title Insurance		277.1	282.4
Other		21.5	22.2
Sub-total		5,598.5	5,014.2
Net reserves acquired pursuant to PMA merger (d)		643.2	-
Incurred claims and claim adjustment expenses:
Provisions for insured events of the current year:
General Insurance		1,426.3	1,409.2
Mortgage Guaranty (a)		781.4	1,284.0
Title Insurance		83.4	63.6
Other		44.4	36.4
Sub-total		2,335.6	2,793.3
Change in provision for insured events of prior years:
General Insurance		(76.6)	(56.8)
Mortgage Guaranty (a)		(15.2)	(149.9)
Title Insurance		13.4	6.7
Other		(3.2)	(1.3)
Sub-total		(81.5)	(201.3)
Total incurred claims and
claim adjustment expenses (a)		2,254.1	2,592.0
Total increase		2,897.3	2,592.0
Payments:
Claims and claim adjustment expenses attributable to
insured events of the current year:
General Insurance		593.2	498.6
Mortgage Guaranty (b)		52.3	7.8
Title Insurance		7.2	7.1
Other		33.0	25.8
Sub-total		685.9	539.3
Claims and claim adjustment expenses attributable to
insured events of prior years:
General Insurance		805.8	846.4
Mortgage Guaranty (b)		1,056.1	543.5
Title Insurance		68.7	68.5
Other		9.6	9.9
Sub-total		1,940.4	1,468.3
Total payments (b)		2,626.4	2,007.7
Amount of reserves for unpaid claims and claim adjustment
expenses at the end of each year, net of reinsurance
losses recoverable: (c)
General Insurance		3,928.1	3,334.3
Mortgage Guaranty		1,623.0	1,965.4
Title Insurance		298.0	277.1
Other		20.0	21.5
Sub-total		5,869.3	5,598.5
Reinsurance losses recoverable		2,945.3	2,316.5
Gross reserves at end of year	$	$8,814.6	$7,915.0

(a)
In common with all other insurance lines, mortgage guaranty paid and incurred claim and claim adjustment expenses include only those costs actually or expected to be paid by the Company. Changes in mortgage guaranty aggregate case, IBNR, and loss adjustment expense reserves shown in the following table and entering into the determination of incurred claim costs, take into account, among a large number of variables, claim cost reductions for anticipated coverage rescissions and claims denials. ~~The favorable reserve development of $149.9 in 2009 for prior years’ mortgage guaranty incurred claim provisions resulted mostly from greater than originally estimated coverage rescissions and claim denials on loans in default at the prior year end balance sheet date.”~~

The provision for insured events of the current year was reduced by an estimated $                 , $394.2 and $1,088.0, respectively, for 2011, 2010 and 2009 as a result of actual and anticipated rescissions and claim denials.

The provision for insured events of prior years in 2011, 2010 and 2009 was increased (decreased) by an estimated $                  ,  $215.8 and ($513.4), respectively, as a result of  actual  rescission and claim denial activity or revisions in assumptions regarding expected rescission or denial rates on  outstanding prior year delinquencies.  These changes were offset to varying degrees by differences between actual claim settlements relative to expected experience and by subsequent revisions to assumptions in regards to claim frequency, severity or levels of associated claim settlement costs which result from consideration of underlying trends and expectations.

(b)	Rescissions reduced the Company’s paid losses by an estimated $ , $748.8, and $719.5 for 2011, 2010, and 2009, respectively.

*******

We trust that the discussion above is responsive to the Commission’s comments.  Please feel free to contact me at (312) 762-4229 if you have any comments or questions.

Very truly yours,

/s/ Karl W. Mueller

Karl W. Mueller
Senior Vice President, Chief Financial Officer, and
Principal Accounting Officer

cc: A.C. Zucaro,
Chairman and Chief Executive Officer, ORI

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